Mail Stop 3561

October 29, 2009

Melinda A. Janik
Chief Financial Officer
Gatehouse Media, Inc.
350 WillowBrook Office Park
Fairport, NY 14450

>   **Re: Gatehouse Media, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 13, 2009**
>   **File No. 001-33091**

Dear Ms. Janik:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief